Exhibit 99.1

Sinovac Receives China's First Influenza A (H1N1) Vaccine Order

BEIJING, June 19 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Amex: SVA), a leading developer and provider of vaccines in China, announced today that the Company received the first order in China to supply its influenza A (H1N1) vaccine to the Beijing government. The initial order consists of 4 million doses and is expected to be delivered by the end of September. This order will be administered to 2 million people in the high risk group. Additional orders are expected beginning in October and, in total, Sinovac expects to supply approximately 10 million doses to the Beijing government. The 10 million doses will be administered to 5 million people in Beijing.

On June 14, 2009, Sinovac completed construction of the H1N1 virus seed bank necessary to produce a virus antigen and commenced production of the first batch of H1N1 vaccine. Sinovac expects to complete production of the first batch by the end of July.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "We are organizing and coordinating all personnel and resources to produce the H1N1 vaccine, as we have almost completed the production of our seasonal influenza vaccine. With the support and instruction of the relevant government and health authorities, Sinovac will fully utilize its proven development and production abilities from both the H5N1 vaccine and seasonal flu vaccine to ensure the efficient production of the H1N1 vaccine. We are working closely with authorities in order to contribute to the prevention and control of the H1N1 epidemic situation."

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccine products include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), and Anflu® (influenza). Panflu(TM), Sinovac's pandemic influenza vaccine (H5N1), has already been approved for government stockpiling. Sinovac is developing vaccines for enterovirus 71, universal pandemic influenza, Japanese encephalitis vaccine, and human rabies vaccine. Its wholly owned subsidiary, Tangshan Yian, is conducting field trials for independently developed inactivated animal rabies vaccines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x9871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

    Investors:
     Amy Glynn/Sara Pellegrino
     The Ruth Group
     Tel:   +1-646-536-7023/7002
     Email: aglynn@theruthgroup.com
                spellegrino@theruthgroup.com

    Media:
     Janine McCargo
     The Ruth Group
     Tel:   +1-656-536-7033